December 13, 2007

By EDGAR and Airborne Express

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Messrs. Jim Allegretto and Robert Babula

Re:	Consolidated Edison, Inc.
Form 10-K for the year ended December 31, 2006
Filed February 21, 2007
File No. 1-14514

Gentlemen:

On November 29, 2007, I received your letter dated November 20, 2007 which comments on our response dated October 24, 2007 to your original comment. Our reply to the comment is provided below following your comment.

SEC comment dated November 20, 2007

1.	We have read and considered your response to our comment letter dated October 2, 2007. We believe that paragraph 9 contemplates those circumstances where an incurred cost that would otherwise be charged to expense is approved for future rate recovery would be deferred as an asset. Typically that situation would arise when a cost, that was not incorporated in the development of base rates, is incurred and it is probable that the regulator will order revenues to be collected in the future to recover such cost. In this instance we are unclear on how estimated costs, that have clearly not been incurred at the time of the issuance of the rate order, represent incurred costs as defined in footnote 5 of SFAS no. 71. Please specifically address in detail. On a related point, if you were able to associate the regulator’s phased-in revenue increase with actual incurred costs, it appears you would be capitalizing amounts in excess of incurred costs since the revenue requirement is based on allowed costs, as defined in footnote 1 to Statement 71, which contains an imputed return element that does not meet the definition of an incurred cost per footnote 5 of SFAS No. 71 and thus would not be comprehended by paragraph 9 and should not be deferred. Please advise on this point. Finally, if your position is that the regulator was effectively allowing you to defer a portion of your anticipated costs structure for later recovery in rates, please explain why you did not debit regulatory assets and credit expenses as opposed to accruing revenue and setting up a regulatory asset. We may have further comment.

Reply of Consolidated Edison, Inc.

We understand your comment to raise three questions regarding our accounting for natural gas delivery service by our subsidiary Orange and Rockland Utilities, Inc. (O&R). First, how estimated costs, that have not been incurred at the time of the issuance of the rate order, represent incurred costs. Second, whether an imputed return element was deferred and third, if we deferred a portion of our anticipated cost structure, why did we not debit a regulatory asset and credit expense. We believe that our accounting treatment for natural gas delivery service by O&R is appropriate and our response to the three questions you have raised follow.

1. Costs Were Incurred When Regulatory Asset Was Established

Footnote 5 to SFAS No. 71 provides that: “An incurred cost is ‘a cost arising from cash paid out or obligation to pay for an acquired asset or service, a loss from any cause that has been sustained and has been or must be paid for’.”

O&R’s first rate year revenue requirement was designed to recover approximately $264 million of purchased gas and other operations costs including $51 million of operations and maintenance expense.1 As noted in our previous letter, Rate Year 1 covers the period from November 1, 2006 to October 31, 2007, and that year’s revenue requirement together with the costs reflected therein were not disputed by any of the parties to the settlement agreement or the PSC. As O&R provided gas service to its customers and incurred the related costs during the course of Rate Year 1, O&R capitalized $5.5 million of such costs in accordance with the settlement agreement and PSC order. The settlement agreement and PSC order established the basis for the Company to conclude that future recovery of the recorded asset was probable. No costs were capitalized prior to being incurred.

Your observation that the estimated costs were not incurred at the time of the issuance of the rate order is correct. If the costs had been incurred at the time of the rate order, a regulatory asset could have been established at that time. However, since the costs had not been incurred, no regulatory asset was established at that time of the rate order. Rather, as indicated in our earlier response, the regulatory asset was established as the costs were actually incurred, as such term is defined in Footnote 5 of SFAS No. 71, during the course of Rate Year 1. The operations and maintenance costs actually incurred in Rate Year 1 were in line with the estimates included in the base rate case and are significantly greater than the regulatory asset. We do not believe SFAS No. 71 limits the recognition of regulatory assets to only those circumstances where costs are incurred outside of base rates and/or at the time of issuance of the rate order.

2. Incurred Costs Were Capitalized

The increase in our revenue requirement was designed to recover an increase in our cost of service during Rate Year 1. Our regulator authorized recovery of these costs but required that a portion be billed in subsequent periods to smooth the effect of the rate increase. Accordingly, the rate phase-in mechanism employed effectively deferred a portion of our incurred cost for future billing. The accounting staff of the New York Public Service Commission verbally confirmed to us this intent and indicated their willingness to supply an interpretation if required. We believe the application of paragraph 9 of SFAS No. 71 is appropriate as these costs are part of our overall cost of service that formed the basis for our base rates for Rate Year 1. The rate

[1]	See Appendix A, Page 1, of the settlement agreement (attached to our letter dated October 24, 2007) for details of the costs included in revenue requirements.

order, as written, allows O&R to defer a specific portion of its costs for billing in a future period. Ultimately, the costs were incurred, and we have a regulatory promise of future billings to recover those costs. In order for O&R’s financial statements to be consistent with the concepts of SFAS No. 71, the effects of the rate actions giving rise to the deferred billing of Rate Year 1 costs in subsequent years require recognition of a regulatory asset. Such accounting is logical and provides a proper matching of revenue and expense.

3. Revenues Were Recognized When Earned

In accordance with the settlement agreement and the PSC order, O&R accrued the $5.5 million regulatory asset and credited revenues as it provided gas service to its customers. We maintain that the general principles of SFAS No. 71 apply and that the settlement agreement specifically addressed the recovery of incurred costs through the recognition of revenues as opposed to only addressing cost deferrals. This distinction supported the accrual of revenues as opposed to crediting expense when establishing the regulatory asset. This accounting treatment is further supported first by an analogy to EITF 92-7, “Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs,” and second by CON 5, “Recognition and Measurement in Financial Statements of Business Enterprises.”

The programs addressed in EITF 92-7 involve rate actions that provide the utility the authority to accrue revenues based on events that occur after the rate order is in effect. In this respect, the programs are similar to other regulatory actions that permit the utility to bill customers in the future for specific costs incurred in a prior period (i.e., the example given in SFAS No. 71 is the future collection of costs incurred to repair storm damage). These programs result in an economic benefit. EITF 92-7 concluded that these economic benefits should be recognized in the utility’s financial statements when the amount of additional revenue is known, its realization is probable and the conditions that cause the additional revenues to be due to the regulated utility occur—not as the amounts are billable to specific customers.

Although our facts are not directly included within the scope of EITF 92-7, we believe that our circumstances are generally consistent with the assumptions underlying EITF 92-7. More specifically, the agreement and PSC order provide persuasive evidence that: O&R meets the criteria specified in paragraph 5 of SFAS No. 71, all cash flows associated with the revenues deferred for future billing are considered probable of realization, all events and circumstances necessary for billing of the deferred revenues will have occurred as of the balance sheet date, billing for the deferred amounts is essentially automatic, additional approval of the regulator is not required, and the regulator’s intention is to provide the additional revenues as compensation for past activities or completed events, not to provide recovery of expected higher future costs. Consistent with the operation of the alternative revenue programs directly addressed by EITF 92-7, as gas service is provided to O&R’s customers over the course of Rate Year 1, the earnings process is completed and an asset is created. The conditions allowing for future billing have occurred. The actual billing process is perfunctory, and is a separate event from the earnings process. The form of the billing mechanism should not affect the timing of revenue recognition. To allow it to do so would put form over substance. We have a regulatory promise that O&R’s ratepayers are obligated to pay the additional amounts related to past purchases, not as a higher price for future purchases.

We believe that our accounting treatment is also supported by generally accepted accounting principles applicable to enterprises in general. CON 5 states that revenues should be recognized when they are realized or realizable and earned. Paragraph 83b of CON 5 states: “...revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.” Paragraph 25 of CON 6, “Elements of Financial Statements,” states that assets are “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” The revenues earned under O&R’s phased-in rates possess these attributes and are assets of the utility — only after actual costs have been incurred and pursuant to the timing for recovery set forth in the settlement agreement.

The logic supporting our accounting for O&R’s phased-in rates is perhaps most readily apparent when broken down into its component parts. Although the net effect of O&R’s journal entries appropriately reflected the creation of a regulatory asset and corresponding credit to operating revenues, one could decompose the entry into two steps:

End of Rate Year 1

	Debit	Credit
1. Regulatory Asset	$5.5 million
Operating Expense		$5.5 million

To reflect the creation of a regulatory asset to defer incurred costs during the rate year.

2. Operating Expense	$5.5 million
Operating Revenues		$5.5 million

To reflect the recognition of revenues earned under the rate agreement and to match the recognition of deferred expenses.

The net effect of these entries is turned around in RY2 and RY3 as actual bills are rendered to customers.

Future Accounting Practice

While we believe that the financial statement deferral of incurred costs as a regulatory asset and associated revenue recognition are in accordance with the SFAS No. 71, EITF 92-7 (by analogy) and CON 5, we recognize that a literal interpretation of paragraph 9 of SFAS No. 71 could support an alternative conclusion. Therefore, we will work with our regulators so that any similar deferral mechanisms in any subsequent rate plans are constructed to defer specific incurred costs, with a statement that the related revenues are not earned until they are billed. Such cost deferrals would then be reflected on our financial statements as a debit to regulatory assets and a credit to an appropriate expense account.

Your prompt consideration of our response will be appreciated.

We are available to discuss our response to your comment at any time. You may reach the undersigned at 212-460-3440 (hoglundr@coned.com; telecopy: 212-677-0601) or Edward J. Rasmussen, Consolidated Edison Inc.’s Vice President and Controller at 212-460-4202 (rasmussene@coned.com).

Very truly yours,

/s/ Robert N. Hoglund
Robert N. Hoglund
Chief Financial Officer

Cc:	Michael Elpers, PricewaterhouseCoopers LLP

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